Exhibit 99.1

For Immediate Release

Contact:

WSP Holdings Limited	CCG Investor Relations, Inc.
Ms. Judy Zhu, IR Director	Mr. Crocker Coulson, President
Phone: +86-510-8536-0401	Phone: +1-646-213-1915 (New York)
E-mail: info@wsphl.com	Email: crocker.coulson@ccgir.com
http://www.wsphl.com

WSP Holdings Announces Agreement to Sell Assets of Houston OCTG

Wuxi, China, October 1, 2012 — WSP Holdings Limited (NYSE: WH) (“WSP Holdings” or the “Company”), a leading Chinese manufacturer of API (American Petroleum Institute) and non-API seamless casing, tubing and drill pipes used in oil and natural gas exploration, drilling and extraction (“Oil Country Tubular Goods” or “OCTG”), and other pipes and connectors, today announced that it has entered into a definitive agreement with Southern Tube LLC, an affiliate of Nippon Steel & Sumitomo Metal Corporation (“Southern Tube”), for the sale of certain assets of Houston OCTG Group, Inc. (“Houston OCTG”), its wholly-owned U.S. subsidiary.  Under the terms of the agreement, Southern Tube will purchase production facilities held by Houston OCTG, including land, equipment and related permits and licenses, for a total consideration of $43.0 million.  The transaction is expected to close by the end of November 2012.  The closing of the transaction is subject to certain customary closing conditions.

About WSP Holdings Limited

WSP Holdings develops and manufactures seamless Oil Country Tubular Goods (OCTG), including seamless casing, tubing and drill pipes used for on-shore and off-shore oil and gas exploration, drilling and extraction, and other pipes and connectors.  Founded as WSP China in 1999, the Company offers a wide range of API and non-API seamless OCTG products, including products that are used in extreme drilling and extraction conditions.  The Company’s products are used in China’s major oilfields and are exported to oil producing regions throughout the world. For further information, please visit WSP Holdings’ website at http://ir.wsphl.com/.

Safe Harbor Statements

This press release contains forward-looking statements relating to the potential sale of assets held by the Company’s wholly-owned subsidiary. These are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. The actual results of the transaction could vary materially as a result of a number of factors, including the possibility that closing conditions for the transaction may not be satisfied or waived.

These forward-looking statements reflect the Company’s expectations as of the date of this press release. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.